

Peach City Brewing Company is not accepting investment.

View investment opportunities on Mainvest

Edit Profile Watch this investment opportunity Share
Peach City Brewing Company

Brewery

310 N Limestone St
Gaffney, SC 29340
Get directions
View Website
Connect with us
Profile
Data Room
Discussion
This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 1.75× for the next $10,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
Peach City Brewing Company is seeking investment to upfit location, purchase brewing equipment, and help to revitalize downtown Gaffney.
First Location
This is a preview. It will become public when you start accepting investment.
INVESTOR PERKS

Peach City Brewing Company is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

Members Only Invest $500 or more to qualify. 50 of 50 remaining

One year membership in the Peach City Beer Club complete with Hat, T-shirt, Members only Tap, 1/2 price pizza on sundays (with beer purchase), invitations to special events and functions, 20 oz pours for the price of a pint on select brews

Founder's Wall Invest $1,000 or more to qualify. 25 of 25 remaining

Name on the Founder's Wall and one year membership in the Peach City Beer Club

Show more
This is a preview. It will become public when you start accepting investment.
OUR STORY

This isn't an origin story. We want to focus on our intentions. We want to focus on what Peach City will mean to the community of Gaffney and what the community of Gaffney means to us.

We want to help Gaffney grow and to grow with it.
We want to be the go-to bar downtown with our own unique flair and our own unique brews.
Our focus is how to grow and prosper from this point forward.
We aim to bring top-tier beer and a damn good time to a small town.
Our focus is Gaffney
This is a preview. It will become public when you start accepting investment.
OUR OFFERINGS

We love to make beer! We are very fond of the OGs like Octoberfest, Dubbels, West Coast IPAs and Tripels. We are also most excellent at producing cutting edge brews as well, including Sours, Cascadian IPAs and High Grav Barrel Ages.

As a Team, we have been working together for 5+ years
We do what we do because we love what we do
Our beer reflects years of trial, error, and getting it right

Our team has won multiple GABF Medals
This is a preview. It will become public when you start accepting investment.
INTENDED USE OF FUNDS

Peach City Brewing Company is looking for investments to complete renovations, purchase brewing equipment, and have working capital.

Finish upfitting interior
purchase brewing equipment
revitalize downtown Gaffney for locals and college students alike
This is a preview. It will become public when you start accepting investment.
THE TEAM
Aaron Burton
CEO

Co-founder of D9 Brewing company, Founder of Crafty Cats Brewing Company and Peach City Brewing Company. Over 10 years experience in brewing and brewery operations and over 20 years of IT experience and project management

Adam Connell
Head Brewer

2 years of brewing experience and over 5 years of brewery experience

Alex Paysour
Brewer

5 years of brewing experience

Brittany Bivins
Logistics Manager

12 years of Customer Service experience, 7 years of bartending, 4 years of Brewery experience, one year of distribution sales and event coordination

This is a preview. It will become public when you start accepting investment.
EQUIPMENT
Previous
Next
This is a preview. It will become public when you start accepting investment.
UPFITTING
Previous
Next
This is a preview. It will become public when you start accepting investment.
PLAN FOR LAYOUT

This plan is subject to change

This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Upfit $10,000
Mainvest Compensation $1,500
Equipment $10,000
Rent and Utilities $3,500
Total $25,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$360,000	$414,000	$455,400	$487,278	$511,642
Cost of Goods Sold	$72,000	$82,800	$91,080	$97,455	$102,327
Gross Profit	$288,000	$331,200	$364,320	$389,823	$409,315

EXPENSES

Utilities $12,000 $12,300 $12,607 $12,922 $13,245
Salaries $120,000 $138,000 $151,800 $162,426 $170,547
Insurance $2,000 $2,050 $2,101 $2,153 $2,206
Equipment Lease $24,000 $24,600 $25,215 $25,845 $26,491
Repairs & Maintenance $12,000 $12,300 $12,607 $12,922 $13,245
Legal & Professional Fees $4,000 $4,600 $5,060 $5,414 $5,684
Operating Profit $114,000 $137,350 $154,930 $168,141 $177,897

This information is provided by Peach City Brewing Company. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents
Investor Agreement
2020 Balance Sheet
2020 Income Statement
Investment Round Status
Target Raise $25,000
Maximum Raise $50,000
Amount Invested $0
Investors 0
Investment Round Ends December 17, 2021
Summary of Terms
Legal Business Name Crafty Cat Brewing Concern, LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $10,000 invested
1.75×
Investment Multiple 1.6×
Business's Revenue Share 1.5%-3%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date July 1, 2029
Financial Condition
No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Peach City Brewing's fundraising. However, Peach City Brewing may require additional funds from alternate sources at a later date.

No operating history

Peach City Brewing was established in September 1, 2021. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Forecasted milestones

Peach City Brewing forecasts the following milestones:

Secure lease in Gaffney, SC by August 1st, 2021.

Hire for the following positions by October 1st, 2021: Brewer, Taproom Manager, Pizzaiolo

Achieve $25,000 revenue per month in the first year.

Achieve $10,000 profit per month by 2023.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Peach City Brewing to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Peach City Brewing operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Peach City Brewing competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Peach City Brewing's core business or the inability to compete successfully against the with other competitors could negatively affect Peach City Brewing's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Peach City Brewing's management or vote on and/or influence any managerial decisions regarding Peach City Brewing. Furthermore, if the founders or other key personnel of Peach City Brewing were to leave Peach City Brewing or become unable to work, Peach City Brewing (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Peach City Brewing and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Peach City Brewing is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Peach City Brewing might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Peach City Brewing is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Peach City Brewing

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Peach City Brewing's financial performance or ability to continue to operate. In the event Peach City Brewing ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Peach City Brewing nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Peach City Brewing will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Peach City Brewing is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Peach City Brewing will carry some insurance, Peach City Brewing may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Peach City Brewing could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Peach City Brewing's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Peach City Brewing's management will coincide: you both want Peach City Brewing to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Peach City Brewing to act conservative to make sure they are best equipped to repay the Note obligations, while Peach City Brewing might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Peach City Brewing needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Peach City Brewing or management), which is responsible for monitoring Peach City Brewing's compliance with the law. Peach City Brewing will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Peach City Brewing is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Peach City Brewing fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Peach City Brewing, and the revenue of Peach City Brewing can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Peach City Brewing to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Limited Operating History

Peach City Brewing is a newly established entity and has no history for prospective investors to consider.

This information is provided by Peach City Brewing Company. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
Investor Discussion
Peach City Brewing Company isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
About Us
Blog
Press
FAQ
Referral Program
Business Resource Center
Support Center
Educational Materials
Contact Us
Terms of Service
Privacy Policy